U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

ACT Teleconferencing, Inc.

(Name of Issuer)

ACT Teleconferencing, Inc.

(Name of Person(s) Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

000955104

(Cusip Number of Class of Securities)

Peter E. Salas

Interim Principal Executive Officer

ACT Teleconferencing, Inc.

1526 Cole Boulevard, Suite 300

Golden, CO 80401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Scott A. Berdan, Esq.

Kamlet Shepherd & Reichert, LLP

1515 Arapahoe Street, Tower 1, Suite 1600

Denver, CO 80202

(303) 825-4200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$51,630	$1.59

*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $5.00 per share for the eligible shares of Common Stock, multiplied by 10,326, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Filing Party:	N/A

Form or Registration No.:	N/A

Date Filed:	N/A

Introduction

ACT Teleconferencing, a Colorado corporation (the “Company”), is offering to purchase for cash (the “Offer”) all shares of the Company’s common stock (the “Shares” or “Common Stock”) held by shareholders that owned 99 or fewer Shares as of the close of business on June 6, 2007 (the “Record Date”) and that continue to own such Shares through the expiration date. The expiration date for the Offer shall be 5:00 p.m., Eastern Daylight Time, on July 18, 2007 unless otherwise extended or terminated, all in accordance with applicable law. The Offer is being made pursuant to an offer to purchase, dated June 13, 2007 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i). The Offer is an “odd-lot tender offer” pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Common Stock to be held of record by fewer than 300 persons, the Offer is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 1:	SUMMARY TERM SHEET.

The information set forth under “Summary of Terms” in the Offer to Purchase, which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2:	SUBJECT COMPANY INFORMATION.

(a)	The name of the Issuer is ACT Teleconferencing, Inc. The Company’s principal executive office is located at 1526 Cole Boulevard, Suite 300, Golden, Colorado 80401, and its business telephone number is (303) 233-3500.

(b)	As of the close of business on June 6, 2007, the record date, the Company had 17,055,325 shares of Common Stock, no par value per share, issued and outstanding.

(c)	The information set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(e)	The Company has not made an underwritten public offering of the Company’s Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f)	The Company has not repurchased shares of its Common Stock in the last two years.

ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The filing person to which this Schedule 13e-3 relates is the issuer, ACT Teleconferencing, Inc. The name and business address of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer and director of the Company is set forth under “Information About the Company - Information About Executive Officers and Directors of the Company” and “Information About the Company - Beneficial Ownership of Directors and Executive Officers” in the Offer to Purchase, which is incorporated herein by reference.

(b)	Not applicable

(c) (1) & (2)	The information set forth under “Information About the Company - Information About Executive Officers and Directors of the Company” in the Offer to Purchase, is incorporated herein by reference.

(3)	None of the individuals that is required to be identified pursuant to (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(4)	No individual that is required to be identified pursuant to (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)	Each of the individuals that is required to be identified in (c)(1) and (2) above is a citizen of the United States.

ITEM 4: TERMS OF THE TRANSACTION.

(a)	The information set forth under “Summary of Terms”, “Special Factors” and “Terms of the Offer” in the Offer to Purchase incorporated herein by reference.

(c)	This tender offer is available only to those record shareholders and beneficial owners of the Company’s Common Stock who owned 99 Shares or less (i.e., odd-lot shareholders) as of June 6, 2007, the record date, and continue to own such Shares on the expiration date of the Offer, and is not open to all persons owning the Company’s Common Stock.

(d)	Dissenting shareholders are not entitled to any appraisal or dissenters’ rights under Colorado corporate law as a result of the odd-lot tender offer discussed in this Schedule 13E-3.

(e)	Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Colorado state law; provided, however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f)	Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the section of the Offer to Purchase entitled “Information About the Company – Beneficial Ownership of Directors and Executive Officers” is incorporated herein by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	The information set forth under “Information About the Company – Recent Transactions, Negotiations and Contacts” is incorporated herein by reference.

(2)	The information set forth under “Information About the Company – Recent Transactions, Negotiations and Contacts” is incorporated herein by reference.

(b)(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	Ms. Perry and Messrs. Bailey, Shepherd, Peter E. Salas and Carlos P. Salas were nominated to our Board of Directors under the terms of the Securities Purchase Agreement dated June 30, 2005, between Dolphin Direct Equity Partners, LP and the Company. At the December 14, 2006 shareholder’s meeting, Messrs. Aslin, Peter E. Salas and Carlos P. Salas were elected as directors.

(6)	Not applicable.

(c)(1)	Not applicable.

(2)	Not applicable.

(e)	The information set forth under “Information About the Company - Recent Transactions, Negotiations and Contacts” is incorporated herein by reference.

(f)	Not Applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The Shares purchased in this Offer will be returned to the status of authorized but unissued Shares.

(c)	The information set forth in “Summary of Terms”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Tender Offer Generally”, “Special Factors - Effects of the Tender Offer on Affiliated Shareholders” and “Special Factors - Effects of the Tender Offer on Unaffiliated Shareholders” in the Offer to Purchase is incorporated by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	The information set forth in “Summary of Terms”, “Special Factors - Background”, “Special Factors - Purposes of the Offer” and “Special Factors - Effects of the Tender Offer Generally” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors - Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Summary of Terms”, “Special Factors - Background”, “Special Factors - Purposes of the Offer” and “Special Factors - Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Summary of Terms”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Tender Offer Generally”, “Special Factors - Effects of the Tender Offer on Affiliated Shareholders”, “Special Factors - Effects of the Tender Offer on Unaffiliated Shareholders”, and “Special Factors - Certain Material Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)	The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e)	This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company employees. The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(f)	The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in “Terms of the Offer - Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Terms of the Offer - Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Terms of the Offer - Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)(1)	Not applicable.

(2)	Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in “Information About the Company - Beneficial Ownership of Directors and Executive Officers” and “Information About the Company - Recent Transactions, Negotiations and Contacts” of the Offer to Purchase is incorporated herein by reference.

(b)	Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing or similar plans, has engaged in any transaction in the Company’s Common Stock during the past sixty (60) days. The information set forth in “Information About the Company - Recent Transactions, Negotiations and Contacts” of the Offer to Purchase is incorporated herein by reference.

ITEM 12. THE SOLICITATION AND RECOMMENDATION.

(d)	The Company has not granted any shareholder (including any executive officer, director or affiliate) any voting or similar rights in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its/his/her Common Stock pursuant to the Offer, as none of them own less than 100 Shares.

(e)	To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer. The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a)	The financial statements included in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended on April 2, 2007, and (ii) the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company - Summary Consolidated Financial Information” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

(b)	No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)	The information included in “Information About the Company - Summary Consolidated Financial Information”, “Special Factors - Determination of Fairness of Offer by our Board of Directors” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The Company has retained Morrow & Co., Inc., as information agent, to assist in distributing the Offer to Purchase and, if requested by us, making telephone calls and otherwise assisting us in contacting the eligible shareholders. Other than Morrow & Co., Inc., the Company has not retained any outside person to make solicitations in connection with the Offer. The Company has retained Computershare, Inc. to act as depositary for the Offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether shareholders should tender shares pursuant to the Offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the related letter of transmittal. The information agent and depositary will be paid customary fees and expenses for their services. See Item 10(c) above. The information included in “Terms of the Offer - Fees and Expenses” in the Offer to Purchase is incorporated by reference.

(b)	Employees of the Company may perform administrative tasks in connection with the Offer and they will not be separately compensated for such services.

ITEM 15. ADDITIONAL INFORMATION.

(b)	All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)	Exhibit No.	Description
	(1)(i)	Offer to Purchase for Cash dated June 13, 2007

	(1)(ii)	Letter of Transmittal

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

	(1)(v)	Client Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

	(1)(vi)	Form of Notice of Guaranteed Delivery

	(1)(vii)	Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc., dated June 13, 2007

	(1)(viii)	Questions and Answers to accompany the Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc.

	(1)(ix)	Offer to Purchase Flier to Shareholders

	(5)(i)	Press Release dated June 13, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACT TELECONFERENCING, INC.

By:	/s/ Peter E. Salas
Peter E. Salas
Interim Principal Executive Officer and Chairman of the Board

Dated: June 13, 2007